Exhibit 99.4

EXHIBIT B

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On September 29, 2025, Genmab entered into the Acquisition, to which Genmab intends to acquire all the shares of Merus for $97.00 per share in an all-cash transaction. The following unaudited pro forma condensed combined financial information gives effect to the Acquisition and the related financing transactions, as further described below.

The accompanying unaudited pro forma condensed combined statement of financial position as of September 30, 2025 gives effect to the Acquisition, including the related financing transactions, as if it had been consummated on September 30, 2025; and the accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 and the nine months ended September 30, 2025 give effect to the Acquisition, including the related financing transactions, as if it had been consummated on January 1, 2024.

These unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	The accompanying notes to these unaudited pro forma condensed combined financial statements,

•	The historical audited consolidated financial statements of Genmab for the year ended December 31, 2024, as reissued,

•	The historical unaudited interim condensed consolidated financial statements of Genmab for the nine months ended September 30, 2025,

•	The historical audited consolidated financial statements of Merus for the year ended December 31, 2024,

•	The historical unaudited interim condensed consolidated financial statements of Merus for the nine months ended September 30, 2025,

•	The section of this offering memorandum entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

See the section of this offering memorandum entitled “Notes to Unaudited Pro Forma Consolidated Combined Financial Information.”

The historical audited consolidated financial statements and historical unaudited interim condensed consolidated financial statements of Genmab have been prepared in accordance with IFRS Accounting Standards, and IAS 34 Financial Information, respectively. The historical audited consolidated financial statements and historical unaudited interim condensed consolidated financial statements of Merus have been prepared in accordance with U.S. GAAP and with Regulation S-X promulgated under the Securities Exchange Act of 1933, as amended.

The unaudited pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. All adjustments are preliminary and subject to change.

These unaudited pro forma condensed combined financial statements are for illustrative purposes only and are not intended to represent or be indicative of:

•	The actual results of operations or financial position of the combined company that would have been achieved if the Acquisition had been completed as of the dates indicated, or

•	The results of operations or financial position of the combined company as of any future date or for any future period.

Description of the Transaction

On September 29, 2025, Merus entered into the Transaction Agreement with Genmab and the Purchaser. Pursuant to the Transaction Agreement, the Purchaser commenced a tender offer for all the outstanding common shares of Merus on October 21, 2025. The closing of the tender offer is subject to the satisfaction or waiver of customary conditions as described elsewhere in this offering memorandum. Following the closing of the tender offer, Merus and Genmab will effect the Back-End Transactions resulting in Genmab owning 100% of the common shares of Merus (or a successor entity). Depending on the structure of these Back-End Transactions, Merus shareholders that do not tender their shares into the tender offer will either receive the same consideration for their common shares as the common shares tendered into the tender offer (subject to applicable withholding taxes) or a fair price for their common shares determined by a Dutch court in statutory buy-out proceedings. For purposes of this unaudited pro forma condensed combined financial information, we have assumed that the purchase of Genmab’s majority interest in Merus through the tender offer and the acquisition of any remaining Merus shares through the Back-End Transactions will occur during the same reporting period and at the same per share purchase price.

Merus Equity awards

In connection with the transaction Merus equity awards will be treated as follows:

Merus Stock Options: each outstanding and unexercised option that is outstanding immediately prior to the closing of the transaction, whether or not fully vested, and whether or not subject to any performance or other conditions, will vest in full. “In-the-money” options will be converted automatically into the right to receive cash equal to the merger consideration less the strike price for each in the money award.

Merus Restricted Stock Award: each outstanding and unvested restricted stock award outstanding immediately prior to the closing of the transaction, whether or not fully vested, and whether or not subject to any performance or other conditions, will vest in full and be converted automatically into the right to receive cash equal to the merger consideration available to holders of common shares.

Description of the Financing

To finance the Transactions, Genmab has obtained committed financing from several financial institutions in the aggregate amount of $6,000 million, of which $5,500 million is intended to be used to finance, in part, the aggregate consideration for the Acquisition and $500 million is committed pursuant to a revolving credit facility that is expected to be undrawn at the closing of the Acquisition. In connection with the Transactions, the Company intends to enter into the following debt financing transactions:

•	the entry into New Senior Secured Credit Facilities consisting of (i) the Term Loan A Facility, (ii) the Term Loan B Facility, and (iii) the New Revolving Facility; and

•

the issuance of (i) $1,500 million in aggregate principal amount of the senior secured notes offered hereby and (ii) $1,000 million in aggregate principal amount of the senior unsecured notes offered hereby.

Accounting for the Acquisition

The transaction will be accounted for in accordance with IFRS Accounting Standards. It is anticipated to be treated as the acquisition of a group of assets that do not constitute a business, as outlined in the scoping guidance in IFRS 3.2 and the related IFRS Interpretations Committee Update in November 2017 (“IU 11-17”). This is because it is anticipated that substantially all the fair value of the gross assets acquired will be concentrated into a single asset. Following the guidance provided by the IU 11-17 meeting and set forth in IFRS 3.2(b), Genmab will measure any identifiable assets or assumed liabilities that are initially measured at an amount other than cost in accordance with the applicable accounting standards, and allocate the residual cost of the asset acquisition to the remaining identifiable assets based on their preliminary estimates of fair value. The transaction will not result in the recognition of any goodwill, gain or loss. Further, the transaction will not result in the recognition of any deferred tax asset or liability as IFRS Accounting Standards do not permit the recognition of deferred taxes that arise from initial recognition of an asset or liability in a transaction that is an asset acquisition, does not give rise to an accounting or tax profit, and does not give rise to equal taxable and deductible temporary differences. Directly attributable transaction costs necessary to execute the transaction are capitalizable and form part of the cost basis of the net assets acquired. The detailed valuation studies necessary to arrive at required estimates of fair values of the assets acquired and liabilities assumed from Merus in the transaction have not been completed. The actual fair values will be determined upon the completion of the Transaction and the dependent allocations may vary materially from these preliminary estimates.

While following the initial tender offer, but prior to the completion of the Back-End Transactions, Genmab may own less than 100% of the outstanding shares of Merus, the transaction is presented here as if Genmab has achieved 100% ownership upon closing of the tender offer because the remaining shares will eventually be acquired by Genmab during the subsequent offering period or through the successful completion of the Back-End Transactions. All Back-End Transactions are expected to be completed in the same reporting period, and the unaudited pro forma condensed combined financial information presented herein has been prepared on this basis. If the Back-End Transactions are not completed within the same reporting period, there may be recognition of a mandatorily redeemable financial instrument. The accounting for this transaction is preliminary and has not yet been finalized.

Pro forma Adjustments

The following unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2025 and the year ended December 31, 2024 and unaudited pro forma condensed combined statement of financial position as of September 30, 2025 are based on the historical consolidated financial statements of Genmab and Merus, and have been prepared to reflect the Acquisition and the financing arrangements contemplated at the date of this offering memorandum. The pro forma adjustments related to the transaction include:

•

The purchase consideration of $97.00 per share transferred to holders of shares, options, and restricted stock awards outstanding as of September 26, 2025, resulting in an estimated consideration paid to such holders of $8,014 million.

•

The conversion of Merus financial statements from U.S. GAAP and Merus accounting policies to Genmab accounting policies in accordance with IFRS Accounting Standards and reclassifications to conform to Genmab financial statement presentation.

•	The recognition of Merus’ net assets acquired and liabilities assumed in the Acquisition, measured at their allocated transaction price, as described above.

•

The borrowings under the term loan facilities and the issuance of the secured and unsecured notes offered hereby, each further described in Note 4—Adjustments for Financing of the unaudited pro forma condensed combined financial information, and the planned liquidation of marketable securities to fund a portion of the purchase price of the Acquisition.

•

The recognition of certain one time transaction related expenses and the recognition of incremental share based compensation expense attributable to the acceleration of share based payment awards in conjunction with the transaction, as if the transaction had occurred on January 1, 2024, each described in Note 5—Other Transaction Accounting Adjustments of the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial

Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 established simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”). These pro forma adjustments were presented in separate columns after the presentation of the combined historical information of the Company and its subsidiaries and Merus and its subsidiaries. The Company has elected not to present management’s adjustments and is only presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The pro forma adjustments are subject to material change and are based upon currently available information and certain assumptions that the Company believes are reasonable.

This information has been prepared assuming (1) that Genmab irrevocably accepts for payment all Merus shares, tendered during the initial tender offer period, on a fully diluted basis and (2) that the Back-End Transactions, including the back-end merger, the back-end loan and the back-end cancellation, to the extent applicable, occur within the same reporting period; resulting in Genmab acquiring 100% of outstanding shares of Merus. The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies or cost savings, or integration costs that may result from the Acquisition. No assurance can be given that synergies, operating efficiencies or cost savings will be realized. Income taxes do not reflect the amounts that would have resulted had Genmab and Merus filed consolidated income tax returns during the periods presented.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As at September 30, 2025

			Transaction Accounting Adjustments
($ in millions, except per share data)	Genmab Historical (IFRS)	Merus (IFRS)	Acquisition		Financing		Others		Pro Forma Combined
		Note 2	Note 3		Note 4		Note 5
Assets
Goodwill	$355	$—	$—		$—		$—		$355
Other intangible assets	1,748	2	7,316	(ii)	—		—		9,066
Property and equipment	145	11	—	(iii)	—		—		156
Right-of-use assets	121	12	—	(v)	—		—		133
Receivables	9	—	—		—		—		9
Deferred tax assets	127	1	(1)	(vi)	—		—		127
Prepaid expenses and other non-current assets	9	2	—		—		—		11
Other investments	36	183	—	(iv)	—		—		219

Total non-current assets	$2,550	$211	$7,315		$—		$—		$10,076
Corporate tax receivable	—	—	—		—		—		—
Inventories	14	—	—		—		—		14
Receivables	1,046	19	—		—		—		1,065
Prepaid expenses and other current assets	—	37	—		—		—		37
Marketable securities	1,650	268	—		—		(1,650)	(ii)	268
Cash and cash equivalents	1,761	369	(8,158)	(i)	5,263	(i)	1,650	(ii)	885

Total current assets	$4,471	$693	$(8,158)		$5,263		$—		$2,269

Total assets	$7,021	$904	$(843)		$5,263		—		$12,345
Shareholders’ Equity and Liabilities
Share capital	10	8	(8)	(vii)	—		—		10
Share premium	1,913	2,066	(2,066)	(vii)	—		—		1,913
Other reserves	(204)	19	(19)	(vii)	—		—		(204)
Retained earnings	4,032	(1,318)	1,250	(vii)	—		—		3,964

Total shareholders’ equity	$5,751	$775	$(843)		—		—		$5,683
Lease liabilities	126	9	—		—				135
Contract liabilities	67	33	—		—				100
Borrowings—non-current	—	—	—		5,013	(i)	—		5,013
Deferred tax liabilities	330	—	—		—		—		330
Other payables	6	—	—		—		—		6

Total non-current liabilities	$529	$42	$—		$5,013		$—		$5,584
Corporate tax payable	120	7	—		—		—		127
Lease liabilities	16	3	—		—		—		19
Borrowings—current	—	—	—		250	(i)	—		250
Contract liabilities	3	24	—		—		—		27
Other payables	602	53	—		—		—		655

Total current liabilities	$741	$87	$—		$250		—		$1,078

Total liabilities	$1,270	$129	—		5,263		—		$6,662

Total shareholders’ equity and liabilities	$7,021	$904	$(843)		$5,263		—		$12,345

Unaudited Pro Forma Condensed Combined Statement of Operations

For the nine months ended September 30, 2025

			Transaction Accounting Adjustments
($ in millions, except per share data)	Genmab Historical (IFRS)	Merus (IFRS)	Acquisition		Financing		Others	Pro Forma Combined
		Note 2	Note 3		Note 4		Note 5
Revenue	$2,662	$47	$—		$—		$—	$2,709
Cost of product sales	(157)	—	—		—		—	(157)
Research and development expenses	(1,080)	(254)	(24)	(viii)	—		—	(1,358)
Selling, general and administrative expenses	(418)	(70)	—		—		—	(488)
Acquisition and integration related charges	—	—	—		—		—	—

Total costs and operating expenses	$(1,655)	$(324)	$(24)		$—		$—	$(2,003)

Operating profit	$1,007	$(277)	$(24)		$—		$—	$706

Financial income	312	23	—		—		—	335
Financial expenses	(170)	(81)	—		(321)	(ii)	—	(572)

Net profit before tax	$1,149	$(335)	$(24)		$(321)		$—	$469

Corporate tax	(217)	(10)	5	(viii)	71	(iii)	—	(151)

Net profit	$932	$(345)	$(19)		$(250)		$—	$318

Other comprehensive income:
Amounts which may be re-classified to the income statement
Exchange differences on translation of foreign operations	22	75	—		—		—	97

Total comprehensive income	$954	$(270)	$(19)		$(250)		$—	$415

Basic net profit per share	$14.95							$5.10
Diluted net profit per share	$14.90							$5.08

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2024

			Transaction Accounting Adjustments
($ in millions, except per share data)	Genmab Historical (IFRS)	Merus (IFRS)	Acquisition		Financing		Others		Pro Forma Combined
		Note 2	Note 3		Note 4		Note 5
Revenue	$3,121	$36	$—		$—		$—		$3,157
Cost of product sales	(143)	—	—		—		—		(143)
Research and development expenses	(1,414)	(225)	(32)	(viii)	—		(33)	(i)	(1,704)
Selling, general and administrative expenses	(549)	(86)	—		—		(35)	(i)	(670)
Acquisition and integration related charges	(43)	—	—		—		—		(43)

Total costs and operating expenses	$(2,149)	$(311)	$(32)		$—		$(68)		$(2,560)

Operating profit	$972	$(275)	$(32)		$—		$(68)		$597

Financial income	645	65	—		—		—		710
Financial expenses	(291)	(1)	—		(423)	(ii)	—		(715)

Net profit before tax	$1,326	$(211)	$(32)		$(423)		$(68)		$592

Corporate tax	(193)	(8)	7	(viii)	93	(iii)	15	(i)	(86)

Net profit	$1,133	$(219)	$(25)		$(330)		$(53)		$506

Other comprehensive income:
Amounts which may be re-classified to the income statement
Exchange differences on translation of foreign operations	(224)	(33)	—		—		—		(257)

Total comprehensive income	$909	$(252)	$(25)		$(330)		$(53)		$249

Basic net profit per share	$17.66								$7.88
Diluted net profit per share	$17.53								$7.83

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1—Basis of Presentation

Basis of Presentation

The unaudited pro forma condensed combined financial information have been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaced the then-existing pro forma adjustment criteria with simplified requirements to depict the accounting for the Transaction Accounting Adjustments.

Genmab’s historical audited consolidated financial statements for the year ended December 31, 2024 and nine months ended September 30, 2025, were prepared in accordance with IFRS Accounting Standards, and IAS 34 Financial Information, respectively. Merus’ historical audited consolidated financial statements for the year ended December 31, 2024 and nine months ended September 30, 2025, were prepared in accordance with US GAAP. Refer to Note 2—Adjustments to Merus’ Consolidated Financial Statements for the IFRS Adjustments made to Merus’ historical unaudited income statement for the nine months ended September 30, 2025 to conform with the Company’s December 31, 2024 fiscal year end. Additional adjustments have been made to Merus’ historical financial statement presentation to present amounts in millions in order to align with Genmab’s financial statement presentation.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the combined company’s financial position or results of operations that would have been realized had the Acquisition and related financing transactions occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the Acquisition.

The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies or cost savings, or integration costs that may result from the Acquisition. No assurance can be given that synergies, operating efficiencies or cost savings will be realized. Income taxes do not reflect the amounts that would have resulted had Genmab and Merus filed consolidated income tax returns during the periods presented.

Note 2—Adjustments to Merus’ Consolidated Financial Statements

The tables below illustrate the impact of adjustments made to Merus’ consolidated financial statements in order to present them on a basis consistent with Genmab’s accounting policies under IFRS Accounting Standards. These adjustments reflect Genmab’s best estimates based upon the information currently available to Genmab and could be subject to change once more detailed information is obtained.

Unaudited adjusted Merus consolidated statement of operations for the year ended December 31, 2024

		Reclassifications and US GAAP to IFRS adjustments
($ in millions)	Merus (US GAAP)	Reclassifications	Leases	Share based Compensation	Adjusted Merus (IFRS)
		(I)	(II)	(III)
Revenue	$—	$36	$—	$—	$36
Collaboration revenue	36	(36)	—	—	—
Cost of product sales	—	—	—	—	—
Research and development expenses	(225)	—	—	—	(225)
Selling, general and administrative expenses	(83)	—	—	(3)	(86)

Total costs and operating expenses	$(308)	$—	$—	$(3)	$(311)

Operating profit	$(272)	$—	$—	$(3)	$(275)
Interest (expense) income, net	31	(31)	—	—	—
Foreign exchange (losses) gains, net	34	(34)	—	—	—
Other (losses) gains, net	—	—	—	—	—
Financial income	—	65	—	—	65
Financial expenses	—	—	(1)	—	(1)

Net loss before tax	$(207)	$—	$(1)	$(3)	$(211)
Corporate tax	(8)	—	—	—	(8)

Net loss	$(215)	$—	$(1)	$(3)	$(219)

Other comprehensive loss:
Exchange differences on translation of foreign operations	(33)	—	—	—	(33)

Total comprehensive loss	$(248)	$—	$(1)	$(3)	$(252)

The Reclassifications and US GAAP to IFRS adjustments reflect rounded figures in millions above. Refer to the applicable note below for more information.

Unaudited adjusted Merus consolidated statement of operations for the nine months ended September 30, 2025

		Reclassifications and US GAAP to IFRS adjustments
($ in millions)	Merus (US GAAP)	Reclassifications	Leases	Share based Compensation	Adjusted Merus (IFRS)
		(I)	(II)	(III)
Revenue	$—	$47	$—	$—	$47
Commercial material revenue	13	(13)	—	—	—
Collaboration revenue	34	(34)	—	—	—
Royalty revenue	—	—	—	—	—
Research and development expenses	(254)	—	—	—	(254)
Selling, general and administrative expenses	(76)	—	1	5	(70)
Total costs and operating expenses	$(330)	$—	$1	$5	$(324)
Operating loss	$(283)	$—	$1	$5	$(277)

Interest (expense) income, net	23	(23)	—	—	—
Foreign exchange (losses) gains, net	(78)	78	—	—	—
Other (losses) gains, net	(3)	3	—	—	—
Finance income	—	23	—	—	23
Financial expenses	—	(81)	—	—	(81)

Net loss before tax	$(341)	$—	$1	$5	$(335)
Corporate tax	(10)	—	—	—	(10)

Net profit	$(351)	$—	$1	$5	$(345)
Other comprehensive loss:
Exchange differences on translation of foreign operations	75	—	—	—	75

Total comprehensive loss	$(276)	$—	$1	$5	$(270)

The Reclassifications and US GAAP to IFRS adjustments reflect rounded figures in millions above. Refer to the applicable note below for more information.

Unaudited adjusted Merus consolidated statement of financial position as at September 30, 2025

		Reclassifications and US GAAP to IFRS adjustments
($ in millions)	Merus (US GAAP)	Reclassifications	Leases	Share based Compensation	Adjusted Merus (IFRS)
		I	II	III
Assets
Goodwill	$—	$—	$—	$—	$—
Other intangible assets	2	—	—	—	2
Property and equipment	11	—	—	—	11
Right-of-use assets	12	—	—	—	12
Receivables	—	—	—	—	—
Deferred tax assets	1	—	—	—	1
Marketable securities—non-current	181	(181)	—	—	—
Other investments	—	183	—	—	183
Equity investment	2	(2)	—	—	—
Prepaid expenses and other noncurrent assets	—	2	—	—	2
Other assets	3	(3)	—	—	—

Total non-current assets	$212	$(1)	$—	$—	$211

Inventories	—	—	—	—	—
Receivables	19	—	—	—	19
Marketable securities—current	268	—	—	—	268
Cash and cash equivalents	368	1	—	—	369
Prepaid expenses and other current assets	37	—	—	—	37

Total current assets	$692	$1	$—	$—	$693

Total assets	$904	$—	$—	$—	$904

Shareholders’ Equity and Liabilities
Common shares	8	$(8)	$—	$—	$—
Additional paid-in capital	2,066	(2,066)	—	—	—
Accumulated other comprehensive income	19	(19)	—	—	—
Accumulated deficit	(1,319)	1,319	—	—	—
Share capital	—	8	—	—	8
Share premium	—	2,066	—	—	2,066
Other reserves	—	19	—	—	19
Retained earnings	—	(1,319)	1	—	(1,318)

Total shareholders’ equity	$774	$—	$1	$—	$775

Lease liabilities—non-current	10	—	(1)	—	9
Contract liabilities—non-current	—	33	—	—	33
Borrowings—noncurrent	—		—	—	—
Deferred tax liabilities	—	—	—	—	—
Other payables	—	—	—	—	—
Deferred revenue, net of current portion	33	(33)	—	—	—

Total non-current liabilities	$43	$—	$(1)	$—	$42

Corporate tax payable	7	—	—	—	7
Lease liabilities—current	3	—	—	—	3
Borrowings—current	—	—	—	—	—
Accounts payable	8	(8)	—	—	—
Contract liabilities—current	—	24	—	—	24
Accrued expenses and other liabilities	45	(45)	—	—	—
Other payables	—	53	—	—	53
Current portion of deferred revenue	24	(24)	—	—	—

Total current liabilities	$87	$—	$—	$—	$87

Total liabilities	$130	$—	$(1)	$—	$129

Total shareholders’ equity and liabilities	$904	$—	$—	$—	$904

The Reclassifications and US GAAP to IFRS adjustments reflect rounded figures in millions above. Refer to the applicable note below for more information.

The classification of certain items presented by Merus under US GAAP has been modified in order to align with the presentation used by Genmab under IFRS Accounting Standards; all amounts are rounded to the nearest million. Merus historical financial statements were presented in thousands of U.S. Dollars.

I. Presentational Alignment

Modifications to Merus’ historical consolidated statement of operations presentation include:

•	Presentation of “Collaboration revenue” in “Revenue” of $36 million for the year ended December 31, 2024 and $34 million for the nine months ended September 30, 2025;

•	Presentation of “Commercial material revenue” in “Revenue” of nil for the year ended December 31, 2024 and $13 million for the nine months ended September 30, 2025;

•	Presentation of “Interest (expense) income, net” in “Financial Income” of $31 million for the year ended December 31, 2024 and $23 million for the nine months ended September 30, 2025;

•

Presentation of “Foreign exchange (losses) gains, net” in “Financial income” and “Financial expenses” of $34 million for the year ended December 31, 2024 and $78 million for the nine months ended September 30, 2025;

•	Presentation of “Other (losses) gains, net” in “Financial expenses” of nil for the year ended December 31, 2024 and $3 million for the nine months ended September 30, 2025;

Modifications to Merus’ historical consolidated statement of financial position presentation include:

Assets

•	Presentation of “Marketable securities—non-current” of $181 million and “Equity investment” of $2 million to align with Genmab’s aggregate presentation of “Other Investments”;

•

Presentation of “Other assets” reclassified into “Cash and cash equivalents” to present the restricted cash portion $1 million of other assets and the remainder of the account balance $2 million in “Prepaid expenses and other noncurrent assets”;

Shareholder’s Equity and Liabilities

•	Presentation of “Common Shares” of $8 million in “Share Capital”;

•	Presentation of “Additional paid-in capital” of $2,066 million in “Share premium”;

•	Presentation of “Accumulated other comprehensive income” of $19 million in “Other reserves” ;

•	Presentation of “Accumulated deficit” of $1,319 million in “Retained earnings”;

•	Presentation of “Deferred revenue, net of current portion” of $33 million in “Contract liabilities—noncurrent”;

•	Presentation of “Accounts payable” of $8 million and “Accrued Expenses and other liabilities” of $45 million in “Other payables”;

•	Presentation of “Current portion of deferred revenue” of $24 million in “Contract liabilities—current”.

II. Leases

Under U.S. GAAP, lessees are permitted to allocate variable consideration not dependent on an index or rate, such as performance- or usage-based payments, between lease and non-lease components of a contract. Conversely, IFRS variable consideration that is not dependent on an index or rate is not included in the measurement of lease liability. In addition, there are differences in the subsequent measurement of right-of-use assets (“ROU assets”). Under IFRS Accounting Standards, ROU assets are depreciated using a straight-line method, with depreciation and interest on lease liabilities separated. U.S. GAAP recognizes operating lease expense on a straight-line basis. These differences influence the presentation and measurement of leases on financial statements.

As a result, “Right-of-use assets” increased by $0.3 million, “Lease liabilities—current” decreased by $0.1 million, “Lease liabilities—non-current” decreased by $0.9 million, and “Retained Earnings” increased by $0.9 million in the unaudited adjusted consolidated statement of financial position at September 30, 2025. The unaudited adjusted consolidated statement of operations reflects a $0.4 million decrease in “Selling, general and administrative expenses” for the year ended December 31, 2024 and a $0.5 million decrease in “Selling, general and administrative expenses” for the nine months ended September 30, 2025, a $0.6 million increase to “Financial expense” for the year ended December 31, 2024 and a $0.3 million increase to “Financial expense” for the nine months ended September 30, 2025.

III.  Share-based Compensation

Under U.S. GAAP, there are differences related to the grant date for awards granted to non-executive directors. According to U.S. GAAP, the service inception date may be the grant date if all key terms and conditions are understood and necessary approvals are obtained. This can lead to recognizing compensation expense earlier than under IFRS Accounting Standards where the grant date is based solely on when the initial grant terms are understood and agreed upon. Additionally, Merus’ accounting policy under U.S. GAAP is to recognize forfeitures of share-based compensation awards when the forfeiture occurs; under IFRS Accounting Standards, the forfeitures are estimated as of the grant date.

As a result, “Selling, general and administrative costs” was increased by $3 million for the year ended December 31, 2024 and decreased by $5 million for the nine months ended September 30, 2025.

Note 3—Preliminary Purchase Consideration and Allocation

Estimated Aggregate Acquisition Consideration

The following table summarizes the preliminary estimated aggregate acquisition consideration for Merus with reference to Genmab’s tender offer price of $97 per common share.

($ in millions, except per share data)		Note
Offer Price per share	$97.00	(i)
Shares outstanding	75,784,442
Options outstanding	10,248,022
Aggregate exercise price of options outstanding	331	(iii)
Net shares repurchased with exercise proceeds	(3,417,367)
Estimated shares outstanding -fully diluted	82,615,097	(ii)

Estimated transaction consideration	$8,014

Plus: Estimated directly attributable acquisition cost	144	(iv)
Plus: Liabilities assumed	129	(vi)
Less: Portion attributable to modified share based payment awards	68	(v)

Total cost allocated to net assets acquired	$8,219

(i)	The offering price per share represents the tender offer consideration offered to holders of Merus’ common shares pursuant to the Transaction Agreement.
(ii)

The shares outstanding and options outstanding represent the sum of all common shares and outstanding options, regardless of vesting status as computed under the treasury stock method, as reported on Merus’ capitalization table as of September 26, 2025.

(iii)	The aggregate exercise price outstanding represents the sum of the exercise prices sourced from Merus’ capitalization table as of September 26, 2025.
(iv)	The allocated cost of net assets acquired includes $144 million of costs directly attributable to the transaction such as professional fees, filing fees, and non-refundable purchase taxes.
(v)

The unvested share-based payment awards were accelerated to the closing date of the transaction with no future service requirements of the holder of an unvested award and the awards do not contain pre-existing acceleration clauses. This acceleration of vesting represents a modification of share-based payment awards under IFRS 2. The company identified the unrecognized grant date fair value of $68 million for the modified awards as an acquirer compensation expense for the year ended December 31, 2024, recognized in note 5, that is not part of the cost of net assets acquired.

(vi)	The liabilities assumed of $129 million will be included as part of the purchase price and are sourced from Merus’ balance sheet as of September 30, 2025.

Preliminary Allocation of Cost of Net Assets Acquired

The assumed accounting for the transaction followed “Approach 2” as provided by IFRS 3.2(b) and IU 11-17 as follows: measure any identifiable asset or assumed liability initially measured at an amount other than cost in accordance with the applicable accounting standards, deduct from the cost of the group of assets the amounts allocated to these assets and liabilities, and then allocate the residual cost of acquisition to the remaining identifiable assets and liabilities based on their relative fair values at the date of acquisition.

The allocated cost of net assets acquired includes $144 million of costs directly attributable to the transaction such as financial advisory fees, professional fees, filing fees, and non-refundable purchase taxes.

The provisional fair value amounts used to allocate the acquisition consideration is not final. For the preliminary estimate of recognition and measurement of the net assets of Merus, management used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. Management is expected to use widely accepted income-based, market-based, and cost-based valuation approaches upon finalization of purchase accounting for the recognition and measurement of net assets acquired. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The unaudited pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances but may be subject to change as additional information becomes available and as additional analyses are performed.

The following table summarizes the preliminary allocation of net assets acquired, as if the Acquisition had been completed on September 30, 2025:

($ in millions, except per share data)	Amount
As of September 30, 2025
Total cost allocated to net assets acquired	$8,219	(i)
Assets and Liabilities recognized at historical carrying value
Prepaid expenses and other non-current assets	2
Other investments	181

Total non-current assets recognized at historical carrying value	$183

Prepaid expenses and other current assets	37
Receivables	19
Marketable securities	268
Cash and cash equivalents	369

Total Assets recognized at historical carrying value	$876

Corporate tax payable	7
Other payables	53
Lease liabilities—Current	3
Lease liabilities—Non Current	9
Contract Liabilities—Current	24
Contract Liabilities—Non Current	33

Total Liabilities recognized at historical carrying value	$129

Assets recognized at residual cost
Other intangible assets	$7,318	(ii)
Property and equipment	11	(iii)
Other investments	2	(iv)
Right-of-use assets	12	(v)

(i.)	Represents the cash paid for the acquired assets.
(ii.)

The cost allocated to identified intangible assets represents primarily a group of IPR&D assets related to Merus’ petosemtamab programs, Licenses and Patents for the Bizengri royalty asset, and Technology Platform. The result is an incremental recognition of $7,316 million to the cost of other intangible assets compared to Merus’ historical carrying value of $2 million.

The allocated cost and weighted average estimated useful life of identifiable intangible assets are estimated as follows:

	Fair Value	Weighted— average estimated useful life	Annual amortization
	(In $ millions)	(in years)	(In $ millions)
Licenses and Patents	$57	18	$3
Technology Platform	371	13	29
Acquired IPR&D	6,890	Not in use	—

Total acquired identifiable intangible assets*	$7,318		$32

*	The subsequent measurement of increases to fair value of tangible assets is not expected to have a material impact on the continuing financial statements

(iii.)

The cost allocated to identified tangible assets at the relative fair value results in de minimis incremental recognition to the cost basis of property and equipment compared to Merus’ historical carrying value of $11 million.

(iv.)

The cost allocated to other investments represents the portion of Merus’ equity method investment. A de minimis incremental cost adjustment is recognized in the allocation of acquisition cost compared to Merus’ historical carrying value of $2 million.

(v.)

The cost allocated to right of use assets represents intangible asset associated with the assumed lease, accounted for under the single lease model under IFRS 16. A de minimis incremental cost adjustment is recognized in the allocation of acquisition cost compared to Merus’ historical carrying value of $12 million.

(vi.)	The adjustment to deferred tax asset represents the derecognition of Merus’ historical deferred tax asset which meets the recognition exemption under IAS 12.15.
(vii.)

As part of the purchase price allocation, Merus’ historical equity of $775 is eliminated and replaced with the acquisition consideration. Retained earnings is also adjusted for the $68 million of modified share based payment awards recorded as compensation expense for the year ended December 31, 2024.

(viii.)

Based on the estimated cost allocation to the identified intangible assets and the weighted average estimated useful lives, an adjustment to amortization expense of $32 million and $24 million has been included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 and the nine months ended September 30, 2025, respectively. The related estimated net decrease to income tax expense for the unaudited pro forma condensed combined statement of operations, calculated using the Danish statutory tax rate of 22%, is $7 million and $5 million for the year ended December 31, 2024 and the nine months ended September 30, 2025, respectively. This adjustment will recur for the life of the underlying assets.

Note 4—Adjustments for Financing

In connection with the Transactions, Genmab has secured committed financing of $6,000 million, of which $5,500 million is intended to be used to finance, in part, the aggregate consideration for the Acquisition and $500 million is committed pursuant to a revolving credit facility that is expected to be undrawn at the closing of the Acquisition.

The following pro forma financing adjustments relate to the effects of the financing transaction:

(i)	The following adjustments have been made the unaudited pro forma condensed combined statement of financial position as of September 30, 2025 to recognize current and non-current borrowings:

(in $ millions)	Financing adjustments
Proceeds from Term Loan A Facility	$1,000
Proceeds from Term Loan B Facility	2,000
Proceeds from Revolving Facility	—	(i)(d)
Proceeds from Senior Secured Notes	1,500
Proceeds from Senior Unsecured Notes	1,000

Total sources of funding	$5,500
Debt issuance costs	(237)	(i)(a)

Total sources of funding, net of debt issuance costs	$5,263

Presented as:
Current portion of debt adjustment	$250	(i)(b)
Non-current portion of debt adjustment	$5,013	(i)(c)

(i)(a)	The debt issuance costs represent total estimated costs in relation to the Term Loan A Facility, Term Loan B Facility, Senior Secured Notes, and Senior Unsecured Notes.
(i)(b)

The current portion of the debt adjustment is comprised of the proceeds from the Senior Secured Notes and Senior Unsecured Notes, net of debt issuance costs of $50.0 million related to the first year of annual amortization on the Term Loan A Facility, and $200.0 million related to the first year of annual amortization on the Term Loan B Facility.

(i)(c)

The non-current portion of the debt adjustment is comprised of the proceeds from the Term Loan A Facility, Term Loan B Facility, the Senior Secured Notes and the Senior Unsecured Notes, net of debt issuance costs.

(i)(d)

The Company does not expect to utilize any proceeds from the $500 million Revolving Facility to finance the Acquisition and incurred $5.7 million in fees related to the Revolving Facility. As the facility is not expected to be drawn down, the fees are capitalized as a prepayment for liquidity services. The fees will be presented under “Prepaid expenses and other non-current assets” in the unaudited pro forma condensed combined statement of financial position. The capitalized costs will be amortized over the Revolving Facility, and this amortization will be recognized in the unaudited pro forma condensed combined statement of operations as “Financial expenses”.

(ii)	Reflects the pro forma interest expense and amortized debt issuance costs adjustment for the nine months ended September 30, 2025 and year ended December 31, 2024, respectively, calculated as follows.

	Finance expense
($ in millions)	For the year ended December 31, 2024	For the nine months ended September 30, 2025
Interest Expense (6.66% rate)	$398	$299
Amortized debt issuance cost	25	22

Total finance expense adjustment	$423	$321

For the purposes of calculating the above pro forma interest expense, a blended interest rate of 6.66% has been assumed across the debt financing instruments, which may differ from the actual blended interest rate when the debt financing is finalized. A hypothetical increase in interest rates of 0.125% would increase total finance expense for the unaudited pro forma condensed combined statement of operations by approximately $7.2 million in the year ended December 31, 2024 and $3.8 million in the nine months ended September 30, 2025. A hypothetical decrease in interest rates of 0.125% would decrease total finance expense for the unaudited pro forma condensed combined statement of operations by approximately $6.3 million in the year ended December 31, 2024 and $6.4 million in the nine months ended September 30, 2025.

In addition to incremental interest charges, Genmab has also recorded a pro forma adjustment for debt issuance cost amortization for each facility, which will be deferred and amortized over the duration of the borrowings.

The related estimated net decrease to income tax expense for the unaudited pro forma condensed combined statement of operations is $93.1 million and $70.6 million in the year ended December 31, 2024 and the nine months ended September 30, 2025, respectively. The pro forma income tax adjustments were estimated using the Danish statutory tax rate of 22%.

Note 5—Other Transaction Accounting Adjustments

(i)

The unvested share-based payment awards are accelerated to the closing date of the transaction with no future service requirements of the holder of an unvested award and the awards do not contain pre-existing acceleration clauses. This acceleration of vesting represents a modification of share-based payment awards under IFRS 2. The company identified the unrecognized grant date fair value of the modified as an acquirer compensation expense. The modification resulted in additional compensation expense of $68 million. In the unaudited pro forma condensed combined statement of operations, this expense consists of both research and development expense and selling, general and administrative expense of $35 million and $33 million, respectively, for the year ended December 31, 2024. The related tax impact of $7.2 million and $7.8 million calculated at the Danish statutory tax rate of 22%, for research and development expenses, selling, general and administrative expenses, respectively, is removed from corporate tax for the year ended December 31, 2024. As there is no ongoing service requirement, all of the compensation charge would have been recognized as of the date of acquisition therefore no adjustment is made to the unaudited pro forma condensed combined statement of operations as of September 30, 2025. This adjustment will not have a continuing impact on the combined company.

(ii)	Adjustment to present the effect of the planned liquidation of Genmab marketable securities of $1,650 million to fund a portion of the purchase price of the transaction.

Note 6—Earnings per Share

For the year ended December 31, 2024, the Genmab pro forma basic earnings per share was calculated using 64,186,647 weighted average number of shares excluding. treasury shares and 64,655,986 weighted average shares, diluted for the period. For the nine months ended September 30, 2025, the Genmab pro forma basic earnings per share was calculated using 62,337,740 weighted average shares outstanding—basic and 62,552,176 weighted average shares, diluted for the period. The EPS information is presented as follows:

	Earnings Per Share Data
($ in millions, except per share data)	For the year ended December 31, 2024	For the nine months ended September 30, 2025
Net Profit	$506	$318

Weighted average number of shares excl. treasury shares	64,186,647	62,337,740
Weighted average number of shares, diluted	64,655,986	62,552,176
Basic EPS	$7.88	$5.10
Diluted EPS	$7.83	$5.08